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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                 VERISIGN, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)




                          Common Stock $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)




                                  92343C 10 2
--------------------------------------------------------------------------------
                                (CUSIP Number)




                                     7/6/98
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)
    [ X ]  Rule 13d-1(c)
    [   ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 6 Pages
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CUSIP NO.
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          P. Joyoti Chaudhry ("P. Chaudhry")
          Jagtar S. Chaudhry ("J. Chaudhry")
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A. - J. Chaudhry
          India  - P. Chaudhry
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF            1,071,239 P. Chaudhry  210,951 J. Chaudhry
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY             197,766 P. Chaudhry
    EACH               --------------------------------------------------------
  REPORTING            (7)       SOLE DISPOSITIVE POWER
 PERSON WITH           1,071,239 P. Chaudhry   210,951 J. Chaudhry
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                       197,766 P. Chaudhry
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,483,252 - J. Chaudhry;   1,479,956 - P. Chaudhry
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          N/A
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.6
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------



                               Page 2 of 6 Pages





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Item 1(a).  Name of Issuer:                    Verisign, Inc.

Item 1(b).  Address of Issuer's
            Principal Executive                1390 Shorebird Way,
            Offices:                           Mountain View, California 94043

Item 2(a).  Name of Person                     Jagtar S. Chaudhry
            Filing:                            P. Jyoti Chaudhry

Item 2(b).  Address of Principal               c/o SecureIT, Inc.
            Business Office or                 5550 Triangle Pky., Suite 100
            Residence:                         Norcross, Ga. 30092

Item 2(c).  Citizenship:                       U.S.A. - J. Chaudhry
                                               India  - P. Chaudhry

Item 2(d).  Title of Class of Securities:      Common Stock, $.001 par value

Item 2(e).  CUSIP Number: 92343C 10 2

Item 3.     Not Applicable

Item 4.     Ownership:

            (a)      Amount Beneficially
                     Owned:                    1,483,252 - J. Chaudhry
                                               1,479,956 - P. Chaudhry

            (b)      Percent of Class:         6.6%




                                Page 3 of 6 Pages



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     (c)      Number of Shares as to which such person has:

              (i)     sole power to vote
                      or to direct the
                      vote                     1,017.239 - P. Chaudhry
                                                 210,951 - J. Chaudhry

              (ii)    shared power to vote
                      or to direct the
                      vote                       197,766 - P. Chaudhry

              (iii)   sole power to dis-
                      pose or to direct
                      the disposition of       1,071,239 - P. Chaudhry
                                                 210,951 - J. Chaudhry
              (iv)    shared power to dis-
                      pose or to direct
                      the disposition of         197,766 - P. Chaudhry

Item 5.       Not Applicable

Item 6.       Not Applicable

Item 7.       Not Applicable

Item 8.       Exhibit Attached

Item 9.       Not Applicable

Item 10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                Page 4 of 6 Pages



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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  December 9, 1998.



                                        /s/ Jagtar S. Chaudhry
                                        -----------------------
                                        Jagtar S. Chaudhry



                                        /s/ P. Jyoti Chaudhry
                                        -----------------------
                                        P. Jyoti Chaudhry




                                Page 5 of 6 Pages

                           EXHIBIT PURSUANT TO ITEM 8

                      Identity of Each Member of the Group


P. Jyoti Chaudhry and Surjit Kaur, Trustees f/b/o P. Jyoti Chaudhry and Simran Deep
Chaudhry u/t/a 1/17/97

P. Jyoti Chaudhry and Surjit Kaur, Trustees f/b/o P. Jyoti Chaudhry and Yash Paul Chaudhry u/t/a 1/17/97

P. Jyoti Chaudhry and Surjit Kaur, Trustees f/b/o P. Jyoti Chaudhry and Samir Rishi Chaudhry u/t/a 1/17/97

Surjit Kaur, as Trustee f/b/o Manpreet Bains u/t/a 1/19/97


                                Page 6 of 6 Pages